April 20, 2007

Room 4561

Mr. Peter Zotto
Chief Executive Officer
IONA Technologies PLC
200 West Street, 4th Floor
Waltham, MA 02451

> **Re:** **IONA Technologies PLC**
> **Form 20-F for the Fiscal Year Ended December 31, 2005**
> **Filed April 19, 2006**
> **Form 6-K Filed July 20, 2006**
> **Form 6-K Filed August 15, 2006**
> **File No. 000-29154**

Dear Mr. Zotto:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Brad Skinner
Accounting Branch Chief